Exhibit 99.1

          2nd Quarter 2015 • Earnings News Release • Three and Six months ended April 30, 2015

TD Bank Group Reports Second Quarter 2015 Results

This quarterly earnings news release should be read in conjunction with the Bank's unaudited Second Quarter 2015 Report to Shareholders for the three and six months ended April 30, 2015, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated May 27, 2015. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

The Bank implemented new and amended standards under IFRS, which required retrospective application, effective the first quarter of fiscal 2015 (2015 IFRS Standards and Amendments). As a result, certain comparative amounts have been restated where applicable. For more information refer to Note 2 of the second quarter 2015 Interim Consolidated Financial Statements. The 2015 IFRS Standards and Amendments were not incorporated into the regulatory capital disclosures presented prior to the first quarter of 2015.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Second Quarter 2015 Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter a year ago:

•	Reported diluted earnings per share were $0.97, compared with $1.04.
•	Adjusted diluted earnings per share were $1.14, compared with $1.09.
•	Reported net income was $1,859 million, compared with $1,988 million.
•	Adjusted net income was $2,169 million, compared with $2,074 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2015, compared with the corresponding period a year ago:

•	Reported diluted earnings per share were $2.06, compared with $2.11.
•	Adjusted diluted earnings per share were $2.26, compared with $2.15.
•	Reported net income was $3,919 million, compared with $4,030 million.
•	Adjusted net income was $4,292 million, compared with $4,098 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The second quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $65 million after tax (4 cents per share), compared with $63 million after tax (4 cents per share) in the second quarter a year ago.
•	Restructuring charges of $228 million after tax (12 cents per share).
•	Litigation and litigation-related charge/reserve of $32 million after tax (2 cents per share).
•	A gain of $15 million after tax (1 cent per share) due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio.

TORONTO, May 28, 2015 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the second quarter ending April 30, 2015. Results for the quarter reflect good contributions from all business segments.

“We are very pleased with TD's second quarter results, with adjusted earnings of $2.2 billion, an increase of 5% compared with the same quarter last year,” said Bharat Masrani, Group President and Chief Executive Officer. “Our performance was driven by good fundamentals, stable credit performance, and favourable foreign exchange translation.”

This quarter the Bank undertook certain measures to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures include process redesign and business restructuring, retail branch and real estate optimization, and organizational review.  As a result, the Bank recorded restructuring charges of $337 million ($228 million after tax).

TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 1

Canadian Retail

Canadian Retail generated net income of $1.4 billion in the second quarter of 2015, an increase of 8% over the same quarter last year on a reported basis and 6% over the same quarter last year on an adjusted basis. The increase in earnings was primarily driven by good loan and deposit volume growth, new asset growth in the Wealth business, and higher Insurance earnings.

“Canadian Retail had a good second quarter given the current operating environment,” said Tim Hockey, Group Head, Canadian Banking and Wealth Management. “Looking ahead, we will continue to focus on winning market share and maintaining our leadership position in providing legendary customer service and convenience, while working to simplify processes and increase productivity.”

U.S. Retail

U.S. Retail delivered reported net income of US$476 million and adjusted net income of US$502 million in the second quarter. Excluding the Bank's investment in TD Ameritrade, the segment generated adjusted net income of US$433 million, an increase of 2% compared with the same quarter last year.

TD Ameritrade contributed US$69 million in earnings to the segment, a decrease of 1% compared with the second quarter last year.

“Our U.S. Retail business performed well during the second quarter,” said Mike Pedersen, Group Head, U.S. Banking. “We continue to see strong loan and deposit growth, excellent asset quality and good progress on our productivity agenda. However, the environment for revenue remains challenging, due to low interest rates and intense competition.”

Wholesale Banking

Wholesale Banking net income for the quarter was $246 million, an increase of 19% compared with the second quarter last year, driven by higher fee-based and trading-related revenue on improved client activity.

“Wholesale Banking delivered strong results on broad-based performance across all businesses,” said Bob Dorrance, Group Head, Wholesale Banking. “Our revenues reflected strong banking and capital markets originations activity and good trading results. Looking ahead, we are confident that our client-driven franchise and our emphasis on managing risk and productivity will continue to deliver solid results.”

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 9.9%, compared with 9.5% last quarter, reflecting strong organic capital growth.

Conclusion

“At the half-year mark, we are confident in the strength of our diverse business model,” said Masrani. “The organizational and productivity changes we are making will enable us to become fitter and faster, to better meet our customers’ expectations, and adapt to the low-growth economic environment. We will continue to drive organic growth, invest in the future, and leverage the power of the TD shield across all of our channels.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 2

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis (“MD&A”) in the Bank's 2014 Annual Report under the heading “Economic Summary and Outlook”, for each business segment under headings “Business Outlook and Focus for 2015”, and in other statements regarding the Bank’s objectives and priorities for 2015 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including to successfully complete acquisitions and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to current laws and regulations; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs for credit due to market illiquidity and competition for funding; changes to accounting policies and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2014 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2014 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2015”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 3

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
	2015	2015	2014	2015	2014
Results of operations
Total revenue	$7,759	$7,614	$7,435	$15,373	$15,000
Provision for credit losses (PCL)	375	362	392	737	848
Insurance claims and related expenses	564	699	659	1,263	1,342
Non-interest expenses	4,705	4,165	4,029	8,870	8,125
Net income – reported	1,859	2,060	1,988	3,919	4,030
Net income – adjusted[1]	2,169	2,123	2,074	4,292	4,098
Return on common equity – reported	12.8%	14.6%	15.9%	13.8%	16.2%
Return on common equity – adjusted[2]	15.0	15.1	16.6	15.1	16.5
Financial position
Total assets	$1,030,954	$1,080,155	$908,304	$1,030,954	$908,304
Total equity	61,597	62,629	53,769	61,597	53,769
Total Common Equity Tier 1 (CET1) Capital
risk-weighted assets (RWA)[3,4]	343,596	355,597	313,238	343,596	313,238
Financial ratios
Efficiency ratio – reported	60.6%	54.7%	54.2%	57.7%	54.2%
Efficiency ratio – adjusted[1]	54.8	53.8	52.8	54.3	52.6
Common Equity Tier 1 Capital ratio[3]	9.9	9.5	9.2	9.9	9.2
Tier 1 Capital ratio[3]	11.5	11.0	10.9	11.5	10.9
Provision for credit losses as a % of net average loans
and acceptances[5]	0.32	0.29	0.35	0.30	0.38
Common share information – reported (dollars)
Per share earnings
Basic	$0.98	$1.09	$1.05	$2.07	$2.12
Diluted	0.97	1.09	1.04	2.06	2.11
Dividends per share	0.51	0.47	0.47	0.98	0.90
Book value per share	30.90	31.60	27.14	30.90	27.14
Closing share price	55.70	50.60	52.73	55.70	52.73
Shares outstanding (millions)
Average basic	1,848.3	1,844.2	1,838.9	1,846.2	1,837.1
Average diluted	1,853.4	1,849.7	1,844.8	1,851.6	1,843.0
End of period	1,851.6	1,845.5	1,841.7	1,851.6	1,841.7
Market capitalization (billions of Canadian dollars)	$103.1	$93.4	$97.1	$103.1	$97.1
Dividend yield	3.6%	3.5%	3.5%	3.6%	3.5%
Dividend payout ratio	52.2	43.2	45.0	47.4	42.5
Price-earnings ratio	13.7	12.2	14.1	13.7	14.1
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.15	$1.12	$1.09	$2.27	$2.16
Diluted	1.14	1.12	1.09	2.26	2.15
Dividend payout ratio	44.5%	41.8%	43.1%	43.2%	41.8%
Price-earnings ratio	12.7	11.7	13.5	12.7	13.5
1	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the “Return on Common Equity” section of this document for an explanation.
3	Prior to the first quarter of 2015, amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.
4	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For the third and fourth quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 57%, 65%, and 77%, respectively. For fiscal 2015, the scalars are 64%, 71%, and 77%, respectively.
5	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, see the “Credit Portfolio Quality” section of the MD&A and Note 5 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-Agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of the MD&A and Note 5 to the Interim Consolidated Financial Statements.
TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 4

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed on Table 3. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2015	2015	2014	2015	2014
Net interest income	$4,580	$4,560	$4,391	$9,140	$8,692
Non-interest income	3,179	3,054	3,044	6,233	6,308
Total revenue	7,759	7,614	7,435	15,373	15,000
Provision for credit losses	375	362	392	737	848
Insurance claims and related expenses	564	699	659	1,263	1,342
Non-interest expenses	4,705	4,165	4,029	8,870	8,125
Income before income taxes and equity in net income of an
investment in associate	2,115	2,388	2,355	4,503	4,685
Provision for income taxes	344	418	447	762	812
Equity in net income of an investment in associate, net of income taxes	88	90	80	178	157
Net income – reported	1,859	2,060	1,988	3,919	4,030
Preferred dividends	24	24	40	48	86
Net income available to common shareholders and non-controlling
interests in subsidiaries	$1,835	$2,036	$1,948	$3,871	$3,944
Attributable to:
Non-controlling interests	$28	$27	$26	$55	$53
Common shareholders	1,807	2,009	1,922	3,816	3,891
TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 5

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2015	2015	2014	2015	2014
Operating results – adjusted
Net interest income	$4,580	$4,560	$4,391	$9,140	$8,692
Non-interest income[1]	3,162	3,054	3,044	6,216	6,055
Total revenue	7,742	7,614	7,435	15,356	14,747
Provision for credit losses	375	362	392	737	848
Insurance claims and related expenses	564	699	659	1,263	1,342
Non-interest expenses[2]	4,243	4,092	3,922	8,335	7,763
Income before income taxes and equity in net income of an investment
in associate	2,560	2,461	2,462	5,021	4,794
Provision for income taxes[3]	495	442	481	937	880
Equity in net income of an investment in associate, net of income taxes[4]	104	104	93	208	184
Net income – adjusted	2,169	2,123	2,074	4,292	4,098
Preferred dividends	24	24	40	48	86
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	2,145	2,099	2,034	4,244	4,012
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	28	27	26	55	53
Net income available to common shareholders – adjusted	2,117	2,072	2,008	4,189	3,959
Adjustments for items of note, net of income taxes
Amortization of intangibles[5]	(65)	(63)	(63)	(128)	(124)
Restructuring charges[6]	(228)	–	–	(228)	–
Litigation and litigation-related charge/reserve[7]	(32)	–	–	(32)	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[8]	15	–	–	15	19
Integration charges relating to the acquisition of the credit card
portfolio of MBNA Canada[9]	–	–	(23)	–	(44)
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts[10]	–	–	–	–	(115)
Gain on sale of TD Waterhouse Institutional Services[11]	–	–	–	–	196
Total adjustments for items of note	(310)	(63)	(86)	(373)	(68)
Net income available to common shareholders – reported	$1,807	$2,009	$1,922	$3,816	$3,891
1	Adjusted non-interest income excludes the following items of note: second quarter 2015 – $17 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, as explained in footnote 8; first quarter 2014 – $22 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio; $231 million gain due to the sale of TD Waterhouse Institutional Services, as explained in footnote 11.
2	Adjusted non-interest expenses excludes the following items of note: second quarter 2015 – $73 million amortization of intangibles, as explained in footnote 5; $337 million due to the initiatives to reduce costs, as explained in footnote 6; $52 million of litigation charges, as explained in footnote 7; first quarter 2015 – $73 million amortization of intangibles; second quarter 2014 – $75 million amortization of intangibles; $32 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 9; first quarter 2014 – $71 million amortization of intangibles; $28 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $156 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts, as explained in footnote 10.
3	For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of the MD&A.
4	Adjusted equity in net income of an investment in associate excludes the following items of note: second quarter 2015 – $16 million amortization of intangibles, as explained in footnote 5; first quarter 2015 – $14 million amortization of intangibles; second quarter 2014 – $13 million amortization of intangibles; first quarter 2014 – $14 million amortization of intangibles.
5	Amortization of intangibles relate to intangibles acquired as a result of asset acquisitions and business combinations. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
6	The Bank recorded $337 million ($228 million after tax) of restructuring charges in the second quarter of 2015, to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures include process redesign and business restructuring, retail branch and real estate optimization, and organizational review. These restructuring charges have been recorded as an adjustment to net income within the Corporate segment.
7	As a result of an adverse judgment and evaluation of certain other developments and exposures in the U.S. in 2015, the Bank took prudent steps to reassess its litigation provision. Having considered these factors, including related or analogous cases, the Bank determined, in accordance with applicable accounting standards, that an increase of $52 million ($32 million after tax) to the Bank’s litigation provision was required in the second quarter of 2015.
8	During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts. These derivatives are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
9	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel, employee severance costs, consulting, and training. The Bank’s integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Integration charges related to this acquisition were incurred by the Canadian Retail segment. The fourth quarter of 2014 was the last quarter Canadian Retail included any further MBNA-related integration charges as an item of note.
10	On December 27, 2013, the Bank acquired approximately 50% of the existing Aeroplan credit card portfolio from the Canadian Imperial Bank of Commerce (CIBC) and on January 1, 2014, the Bank became the primary issuer of Aeroplan Visa credit cards. The Bank incurred program set-up, conversion, and other one-time costs related to the acquisition of the portfolio and related affinity agreement, consisting of information technology, external professional consulting, marketing, training, and program management, as well as a commercial subsidy payment of $127 million ($94 million after tax) payable to CIBC. These costs were included as an item of note in the Canadian Retail segment. The third quarter of 2014 was the last quarter Canadian Retail included any set-up, conversion, or other one-time costs related to the acquired Aeroplan credit card portfolio as an item of note.
11	On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms which were settled in the third and fourth quarters of 2014. On the transaction date, a gain of $196 million after tax was recorded in the Corporate segment in other income. The gain is not considered to be in the normal course of business for the Bank.
TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 6

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2015	2015	2014	2015	2014
Basic earnings per share – reported	$0.98	$1.09	$1.05	$2.07	$2.12
Adjustments for items of note[2]	0.17	0.03	0.04	0.20	0.04
Basic earnings per share – adjusted	$1.15	$1.12	$1.09	$2.27	$2.16

Diluted earnings per share – reported	$0.97	$1.09	$1.04	$2.06	$2.11
Adjustments for items of note[2]	0.17	0.03	0.05	0.20	0.04
Diluted earnings per share – adjusted	$1.14	$1.12	$1.09	$2.26	$2.15
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2015	2015	2014	2015	2014
Provision for income taxes – reported	$344	$418	$447	$762	$812
Adjustments for items of note: Recovery of (provision for)
income taxes[1,2]
Amortization of intangibles	24	24	25	48	49
Restructuring charges	109	–	–	109	–
Litigation and litigation-related charge/reserve	20	–	–	20	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(2)	–	–	(2)	(3)
Integration charges relating to the acquisition of the credit card portfolio
of MBNA Canada	–	–	9	–	16
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts	–	–	–	–	41
Gain on sale of TD Waterhouse Institutional Services	–	–	–	–	(35)
Total adjustments for items of note	151	24	34	175	68
Provision for income taxes – adjusted	$495	$442	$481	$937	$880
Effective income tax rate – adjusted[3]	19.3%	18.0%	19.5%	18.7%	18.4%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Beginning November 1, 2014, capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2015	2015	2014	2015	2014
Average common equity	$57,744	$54,580	$49,480	$55,854	$48,489
Net income available to common shareholders – reported	1,807	2,009	1,922	3,816	3,891
Items of note, net of income taxes[1]	310	63	86	373	68
Net income available to common shareholders – adjusted	2,117	2,072	2,008	4,189	3,959
Return on common equity – adjusted	15.0%	15.1%	16.6%	15.1%	16.5%

1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

SIGNIFICANT EVENTS IN 2015

Restructuring Charges

The Bank undertook certain measures in the second quarter of 2015, to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. In connection with these measures, the Bank recorded restructuring charges of $337 million ($228 million after tax) related to process redesign and business restructuring, retail branch and real estate optimization, and organizational review. This phase has focused mainly on activities in the United States and some functions in Canada and the Bank expects to complete this work by the end of the year.

Agreement with Nordstrom, Inc.

On May 26, 2015, the Bank and Nordstrom, Inc. (Nordstrom) announced an agreement under which the Bank will acquire substantially all of Nordstrom's existing U.S. Visa and private label consumer credit card portfolio, which currently totals approximately US$2.2 billion in receivables. In addition, the Bank and Nordstrom have entered into a long-term agreement under which the Bank will become the exclusive U.S. issuer of Nordstrom-branded Visa and private label consumer credit cards to Nordstrom customers. Subject to regulatory approvals and other customary conditions, this transaction is expected to close in the second half of calendar 2015.

TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 7

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Effective December 27, 2013, and January 1, 2014, the results of the acquired Aeroplan credit card portfolio and the results of the related affinity relationship with Aimia Inc. (collectively, “Aeroplan”) are reported in the Canadian Retail segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank indicates that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section of this document, the “Business Focus” section in the 2014 MD&A, and Note 31 to the Bank’s 2014 Consolidated Financial Statements for the year ended October 31, 2014. For information concerning the Bank’s measure of adjusted return on average common equity, which is a non-GAAP financial measure, see the “How We Performed” section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results are reversed in the Corporate segment. The TEB adjustment for the quarter was $91 million, compared with $106 million in the second quarter last year, and $140 million in the prior quarter.

TABLE 7: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2015	2015	2014	2015	2014
Net interest income	$2,369	$2,435	$2,322	$4,804	$4,667
Non-interest income	2,409	2,464	2,356	4,873	4,640
Total revenue	4,778	4,899	4,678	9,677	9,307
Provision for credit losses	239	190	238	429	468
Insurance claims and related expenses	564	699	659	1,263	1,342
Non-interest expenses – reported	2,075	2,085	2,019	4,160	4,138
Non-interest expenses – adjusted	2,075	2,085	1,987	4,160	3,922
Net income – reported	1,436	1,449	1,326	2,885	2,530
Adjustments for items of note, net of income taxes[1]
Integration charges relating to the acquisition of the credit card portfolio
of MBNA Canada	–	–	23	–	44
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts	–	–	–	–	115
Net income – adjusted	$1,436	$1,449	$1,349	$2,885	$2,689

Selected volumes and ratios
Return on common equity – reported[2]	42.3%	41.9%	43.0%	42.1%	41.2%
Return on common equity – adjusted[2]	42.3	41.9	43.7	42.1	43.8
Margin on average earning assets (including securitized assets)	2.89	2.88	2.97	2.89	2.95
Efficiency ratio – reported	43.4	42.6	43.2	43.0	44.5
Efficiency ratio – adjusted	43.4	42.6	42.5	43.0	42.1
Number of Canadian retail branches	1,165	1,164	1,174	1,165	1,174
Average number of full-time equivalent staff	39,312	39,602	39,171	39,459	39,224
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Effective November 1, 2014, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.

Quarterly comparison – Q2 2015 vs. Q2 2014

Canadian Retail net income for the quarter on a reported basis was $1,436 million, an increase of $110 million, or 8%, compared with the second quarter last year. Adjusted net income for the quarter was $1,436 million, an increase of $87 million, or 6%, compared with the second quarter last year. The increase in adjusted earnings was primarily driven by good loan and deposit volume growth, wealth asset growth, and higher insurance earnings, partially offset by higher expenses. The reported and adjusted annualized return on common equity for the quarter was 42.3%, compared with 43.0% and 43.7%, respectively, in the second quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking businesses, including credit cards, auto finance, wealth and insurance businesses. Revenue was $4,778 million, an increase of $100 million, or 2%, compared with the second quarter last year. Net interest income increased $47 million, or 2%, compared with the second quarter last year, primarily driven by good loan and deposit volume growth and a credit mark release in the acquired credit card portfolios, partially offset by lower margins. Non-interest income increased $53 million, or 2%, largely due to wealth asset growth, higher fee-based revenue in personal and commercial banking, and insurance premium growth, partially offset by a change in mix of reinsurance contracts and the change in fair value of investments supporting insurance claims liabilities.

The personal banking business generated good average lending volume growth of $11.5 billion, or 4%. Average real estate secured lending volume increased $8.8 billion, or 4%. Auto lending average volume increased $2.5 billion, or 17%, while all other personal lending average volumes increased $0.2 billion, or 1%. Business loans and acceptances average volume increased $4.3 billion, or 9%. Average personal deposit volumes increased $6.4 billion, or 4%, due to strong growth in core chequing and savings volumes, partially offset by lower term deposit volume. Average business deposit volumes increased $4.9 billion, or 6%. Margin on average earning assets was 2.89%, an 8 basis point (bps) decrease, primarily due to the low rate environment and competitive pricing, partially offset by a credit mark release in the acquired credit card portfolios.

TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 8

Assets under administration increased $34 billion, or 12%, and assets under management increased $25 billion, or 11%, compared with the second quarter of last year, driven primarily by strong new asset growth and market appreciation.

Provision for credit losses (PCL) for the quarter was $239 million, an increase of $1 million, compared with the second quarter last year. Personal banking PCL was $232 million, an increase of $24 million, or 12%, primarily due to higher PCL in the auto portfolio and recoveries in the prior year. Business banking PCL decreased by $23 million, primarily due to a provision against a single client in the second quarter last year. Annualized PCL as a percentage of credit volume was 0.29%, a decrease of 1 bps, compared with the second quarter last year. Net impaired loans were $797 million, a decrease of $96 million, or 11%, compared with the second quarter last year. Net impaired loans as a percentage of total loans were 0.23%, compared with 0.27% as at April 30, 2014.

Insurance claims and related expenses for the quarter were $564 million, a decrease of $95 million, or 14%, compared with the second quarter last year, primarily due to a change in mix of reinsurance contracts, less severe weather conditions, the change in fair value of investments supporting claims liabilities, and better claims management, partially offset by business growth.

Reported non-interest expenses were $2,075 million, an increase of $56 million, or 3%, compared with the second quarter last year. Adjusted non-interest expenses for the quarter were $2,075 million, an increase of $88 million, or 4%. The increase was driven primarily by higher employee-related costs including higher revenue-based variable expenses in the wealth business, business growth, and timing of initiative spend, partially offset by productivity savings.

The reported and adjusted efficiency ratio for the quarter increased to 43.4%, compared with 43.2% and 42.5%, respectively, in the second quarter last year.

Quarterly comparison – Q2 2015 vs. Q1 2015

Canadian Retail net income for the quarter decreased $13 million, or 1%, compared with the prior quarter. The decrease in earnings was primarily due to fewer calendar days in the quarter and a sale of charged-off accounts in the prior quarter, partially offset by higher insurance earnings and a credit mark release in the acquired credit card portfolios. The reported and adjusted annualized return on common equity for the quarter was 42.3%, compared with 41.9%, in the prior quarter.

Revenue decreased $121 million compared with the prior quarter. Net interest income decreased $66 million, or 3% compared with prior quarter, primarily due to fewer calendar days in the second quarter, partially offset by a credit mark release in the acquired credit card portfolios. Non-interest income decreased $55 million, or 2%, due to the change in the fair value of investments supporting claims liabilities and fewer calendar days in the second quarter, partially offset by wealth asset growth, and higher fee-based revenue growth. Margin on average earning assets was 2.89%, or a 1 bps increase, primarily due to the impact of a credit mark release in the acquired credit card portfolios, partially offset by the low rate environment.

The personal banking business average volume growth was flat compared with the prior quarter. Average real estate secured lending volume was flat. Auto lending average volume increased $0.4 billion, or 2%. All other personal lending average volumes decreased $0.6 billion, or 2%, compared with prior quarter. Business loans and acceptances average volumes increased $1.7 billion, or 3%. Average personal deposit volumes increased $1.5 billion, or 1%, while average business deposit volumes decreased $1.2 billion, or 2%.

Assets under administration increased $10 billion, or 3%, and assets under management increased $2 billion, or 1%, compared with the prior quarter, driven by strong net asset growth.

PCL for the quarter increased $49 million, or 26%, compared with the prior quarter. Personal banking PCL for the quarter increased $42 million, or 22%, primarily due to recoveries from a sale of charged-off accounts in the prior quarter. Business banking PCL increased $7 million primarily due to higher provisions in the commercial portfolio. Annualized PCL as a percentage of credit volume was 0.29%, an increase of 7 bps, compared with the prior quarter. Net impaired loans decreased $27 million, or 3%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.23%, compared with 0.24% as at January 31, 2015.

Insurance claims and related expenses decreased $135 million, or 19%, compared with the prior quarter, primarily due to the change in fair value of investments supporting claims liabilities and seasonality of claims experience.

Reported non-interest expenses decreased $10 million, primarily due to fewer calendar days in the second quarter, partially offset by higher revenue-based variable expenses in the wealth business.

The reported and adjusted efficiency ratio for the quarter increased to 43.4%, compared with 42.6%, in the prior quarter.

Year-to-date comparison – Q2 2015 vs. Q2 2014

Canadian Retail reported net income for the six months ended April 30, 2015, was $2,885 million, an increase of $355 million, or 14%, compared with the same period last year. Adjusted net income was $2,885 million, an increase of $196 million, or 7%, compared with the same period last year. The increase in adjusted earnings was primarily due to loan and deposit volume growth, wealth asset growth, higher insurance earnings and the full two quarter impact of Aeroplan, partially offset by higher expenses. The reported and adjusted annualized return on common equity was 42.1%, compared with 41.2% and 43.8%, respectively, in the same period last year.

Revenue was $9,677 million, an increase of $370 million, or 4%, compared with the same period last year. Net interest income increased $137 million, or 3%, driven primarily by good loan and deposit volume growth and the full two quarter impact of Aeroplan, partially offset by lower margins. Non-interest income increased $233 million, or 5%, largely driven by wealth asset growth, higher personal and business banking fee-based revenue, the change in fair value of investments supporting insurance claims liabilities, and the full two quarter impact of Aeroplan. Margin on average earning assets was 2.89%, a 6 bps decrease, primarily due to the low rate environment and competitive pricing.

The personal banking business generated solid average lending volume growth of $12.4 billion, or 5%. Compared with the same period last year, average real estate secured lending volume increased $8.7 billion, or 4%. Auto lending average volume increased $2.3 billion, or 16%, while all other personal lending average volumes increased $1.4 billion, or 4%, due in part to the addition of Aeroplan. Business loans and acceptances average volume increased $4.3 billion, or 9%. Average personal deposit volumes increased $5.6 billion, or 4%, due to strong growth in core chequing and savings volumes, partially offset by lower term deposit volumes. Average business deposit volumes increased $5.3 billion, or 7%.

Assets under administration increased $34 billion, or 12%, and assets under management increased $25 billion, or 11%, compared with the same period last year, primarily driven by strong net asset growth and market appreciation.

PCL was $429 million, a decrease of $39 million, or 8%, compared with the same period last year. Personal banking PCL was $422 million, a decrease of $5 million, or 1%, due primarily to a sale of charged-off accounts, and better credit performance, partially offset by higher provisions in the auto portfolio. Business banking PCL was $7 million, a decrease of $34 million, compared with the same period last year, primarily due to a provision against a single client in the prior year. Annualized PCL as a percentage of credit volume was 0.25%, a decrease of 4 bps, compared with the same period last year.

Insurance claims and related expenses were $1,263 million, a decrease of $79 million, or 6%, compared with the same period last year, due to a change in mix of reinsurance contracts, less severe weather conditions, and better claims management, partially offset by the change in fair value of investments supporting claims liabilities and business growth.

TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 9

Reported non-interest expenses were $4,160 million, an increase of $22 million, or 1%, compared with the same period last year. Adjusted non-interest expenses were $4,160 million, an increase of $238 million, or 6%, compared with the same period last year. The increase was driven primarily by higher employee-related costs, including higher revenue-based variable expenses in the wealth business, business growth, and timing of initiative spend, partially offset by productivity savings.

The reported and adjusted efficiency ratio for the quarter improved to 43.0% compared with 44.5% and 42.1% respectively, in the same period last year.

Business Outlook

The Canadian retail businesses remain focused on maintaining their leadership position in providing legendary customer service and convenience across all channels. Our commitment to invest across our businesses to enhance our customer value proposition positions us well for growth over the long term. For the second half of the year, we anticipate core fundamentals for volumes to remain stable with volume growth rates in line with first half of the year. We expect margins to be down moderately in the second half of the year, as a result of product mix, seasonal factors and competitive pricing. Credit loss rates are expected to remain relatively stable. We expect to continue to generate new wealth asset growth; however, benefits from market appreciation in future quarters are subject to capital markets performance. Insurance results will continue to depend upon, among other things, the frequency and severity of weather-related events, as well as the impact of regulatory reforms and legislative changes. We will continue to focus on productivity, to enhance the customer and employee experience, simplify processes, and to manage expenses.

TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 10

TABLE 8: U.S. RETAIL
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars				U.S. dollars
	April 30	January 31	April 30	April 30	January 31	April 30
	2015	2015	2014	2015	2015	2014
Net interest income	$1,730	$1,642	$1,508	$1,385	$1,408	$1,365
Non-interest income	585	582	576	468	499	521
Total revenue	2,315	2,224	2,084	1,853	1,907	1,886
Provision for credit losses – loans[1]	142	176	170	113	153	153
Provision for (recovery of) credit losses – debt
securities classified as loans	(11)	1	2	(9)	1	2
Provision for credit losses	131	177	172	104	154	155
Non-interest expenses – reported	1,579	1,391	1,339	1,265	1,193	1,213
Non-interest expenses – adjusted	1,527	1,391	1,339	1,223	1,193	1,213
U.S. Retail Bank net income – reported[2]	509	535	470	407	457	425
Adjustments for items of note[3]
Litigation and litigation-related charge/reserve	32	–	–	26	–	–
U.S. Retail Bank net income – adjusted[2]	541	535	470	433	457	425
Equity in net income of an investment in associate,
net of income taxes	85	90	78	69	79	70
Net income – adjusted	626	625	548	502	536	495
Net income – reported	$594	$625	$548	$476	$536	$495

Selected volumes and ratios
Return on common equity – reported[4]	7.9%	8.5%	9.1%	7.9%	8.5%	9.1%
Return on common equity – adjusted[4]	8.3	8.5	9.1	8.3	8.5	9.1
Margin on average earning assets (TEB)[5]	3.62	3.71	3.77	3.62	3.71	3.77
Efficiency ratio – reported	68.2	62.5	64.3	68.2	62.5	64.3
Efficiency ratio – adjusted	66.0	62.5	64.3	66.0	62.5	64.3
Number of U.S. retail stores	1,302	1,301	1,297	1,302	1,301	1,297
Average number of full-time equivalent staff	25,775	26,021	25,965	25,775	26,021	25,965
			For the six months ended
	Canadian dollars			U.S. dollars
	April 30	April 30	April 30	April 30
	2015	2014	2015	2014
Net interest income	$3,372	$2,985	$2,793	$2,746
Non-interest income	1,167	1,168	967	1,075
Total revenue	4,539	4,153	3,760	3,821
Provision for credit losses – loans[1]	318	406	266	374
Provision for (recovery of) credit losses – debt
securities classified as loans	(10)	4	(8)	4
Provision for credit losses	308	410	258	378
Non-interest expenses – reported	2,970	2,651	2,458	2,438
Non-interest expenses – adjusted	2,918	2,651	2,416	2,438
U.S. Retail Bank net income – reported[2]	1,044	894	864	823
Adjustments for items of note[3]
Litigation and litigation-related charge/reserve	32	–	26	–
U.S. Retail Bank net income – adjusted[2]	1,076	894	890	823
Equity in net income of an investment in associate,
net of income taxes	175	146	148	135
Net income – adjusted	1,251	1,040	1,038	958
Net income – reported	$1,219	$1,040	$1,012	$958

Selected volumes and ratios
Return on common equity – reported[4]	8.2%	8.5%	8.2%	8.5%
Return on common equity – adjusted[4]	8.4	8.5	8.4	8.5
Margin on average earning assets (TEB)[5]	3.67	3.80	3.67	3.80
Efficiency ratio – reported	65.4	63.8	65.4	63.8
Efficiency ratio – adjusted	64.3	63.8	64.3	63.8
Number of U.S. retail stores	1,302	1,297	1,302	1,297
Average number of full-time equivalent staff	25,900	26,038	25,900	26,038
1	Includes provisions for credit losses on ACI loans including all Federal Deposit Insurance Corporation (FDIC) covered loans.
2	Results exclude the impact related to the equity in net income of the investment in TD Ameritrade.
3	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
4	Effective November 1, 2014, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.
5	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA). On a prospective basis, beginning in the second quarter of 2015, the margin on average earning assets (a) excludes the impact of cash collateral deposited by affiliates with the U.S. banks, which have been eliminated at the U.S. Retail segment level and (b) the allocation of investments to the IDA has been changed to reflect the Basel III liquidity rules.

Revenue from and PCL on Target credit card accounts are presented on a gross basis in the U.S. Retail Bank's results, with the portion shared by Target included in non-interest expenses. In the second quarter of 2015, the contribution to net income from Target was higher than the prior quarter and the same period last year; however, due largely to the gross presentation, it has a significant impact on the segment’s revenue and PCL lines.

TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 11

Quarterly comparison – Q2 2015 vs. Q2 2014

U.S. Retail net income for the quarter on a reported basis was $594 million (US$476 million). U.S. Retail adjusted net income for the quarter was $626 million (US$502 million), which included net income of $541 million (US$433 million) from the U.S. Retail Bank and $85 million (US$69 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings benefited from the strengthening of the U.S. dollar with adjusted earnings increasing 14% to $626 million. The reported annualized return on common equity for the quarter was 7.9%, compared to 9.1% for the second quarter last year. The adjusted annualized return on common equity for the quarter was 8.3%, compared to 9.1% for the second quarter last year.

U.S. Retail Bank net income for the quarter on a reported basis decreased US$18 million, or 4%, compared with the second quarter last year. U.S. Retail Bank adjusted net income increased US$8 million, or 2%, compared with the second quarter last year, primarily due to lower PCL and higher net interest income, partially offset by a decrease in other non-interest income. The contribution from TD Ameritrade of US$69 million was down 1% compared with the second quarter last year, primarily due to decreased transaction revenue and higher operating expenses, partially offset by increased asset-based revenue and the favourable settlement of uncertain tax positions.

U.S. Retail Bank revenue is derived from personal banking, business banking, investments, auto lending, credit cards, and wealth management. Revenue for the quarter was US$1,853 million, a decrease of US$33 million, or 2%, compared with the second quarter last year, primarily due to lower net interest income from credit card loans. Excluding Target, net interest income increased primarily due to strong loan and deposit growth, partially offset by lower loan margins. Other non-interest income decreased as lower gains on sales of securities and unfavourable hedge results were largely offset by customer fee growth. Margin on average earning assets was 3.62%, a 15 bps decrease compared with the second quarter last year due to lower loan margins and strong deposit growth. Average loan volumes increased US$11 billion, or 10%, compared with the second quarter last year due to 17% growth in business loans and 4% growth in personal loans. Average deposit volumes increased US$9 billion, or 5%, compared with the second quarter last year driven by 5% growth in business deposit volume, 7% growth in personal deposit volume, and 2% growth in TD Ameritrade deposit volume.

PCL for the quarter was US$104 million, a decrease of US$51 million, or 33%, compared with the second quarter last year, primarily due to lower provisions for credit card loans. Personal banking PCL was US$100 million, a decrease of US$54 million, or 35%, compared with the second quarter last year, primarily due to lower provisions for credit card loans. Business banking PCL was US$13 million compared to a recovery of US$1 million in the second quarter last year primarily due to provisions for portfolio growth as business loans increased by 17%. Net impaired loans, excluding acquired credit-impaired (ACI) loans and debt securities classified as loans, were US$1.3 billion, an increase of US$107 million, or 9%, compared with the second quarter last year. Net impaired loans as a percentage of total loans were 1.1% as at April 30, 2015, flat compared with the second quarter last year. Net impaired debt securities classified as loans were US$850 million, a decrease of US$96 million, or 10%, compared with the second quarter last year.

Reported non-interest expenses for the quarter were US$1,265 million, an increase of US$52 million, or 4%, compared with the second quarter last year, primarily due to increased litigation expenses. Adjusted non-interest expenses for the quarter were US$1,223 million, an increase of US$10 million, or 1%, compared with the second quarter last year, primarily due to higher expenses to support growth and higher regulatory costs, partially offset by ongoing productivity savings.

The reported efficiency ratio for the quarter increased to 68.2%, compared with 64.3% in the second quarter last year, while the adjusted efficiency ratio increased to 66.0%, compared with 64.3% in the second quarter last year. The results were primarily driven by decreases in total revenue from the impact of Target and lower gains on sales of securities.

Quarterly comparison – Q2 2015 vs. Q1 2015

U.S. Retail net income for the quarter on a reported basis was $594 million (US$476 million). U.S. Retail adjusted net income for the quarter was $626 million (US$502 million), which included net income of $541 million (US$433 million) from the U.S. Retail Bank and $85 million (US$69 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings benefited from the strengthening of the U.S. dollar. The reported annualized return on common equity for the quarter was 7.9%, compared to 8.5% in the prior quarter. The adjusted annualized return on common equity for the quarter was 8.3%, compared to 8.5% in the prior quarter.

U.S. Retail Bank net income for the quarter on a reported basis decreased US$50 million, or 11%, compared with the prior quarter. U.S. Retail Bank adjusted net income decreased US$24 million, or 5%, primarily due to lower revenue and higher non-interest expenses, partially offset by lower PCL. The contribution from TD Ameritrade decreased US$10 million, or 13%, compared with the prior quarter, primarily due to decreased transaction revenue, asset-based revenue and higher operating expenses, partially offset by the favourable settlement of uncertain tax positions.

Revenue for the quarter decreased US$54 million, or 3%, primarily due to fewer days in the quarter, lower loan and deposit margins, and unfavourable hedge results, partially offset by business loan and deposit growth. Margin on average earning assets was 3.62%, a 9 bps decrease compared with the prior quarter due to lower credit card balances, higher-margin loans maturing and strong deposit growth. Average loan volumes increased US$2 billion, or 2%, compared with the prior quarter due to 4% growth in business loans, while personal loans remained relatively flat. Average deposit volumes increased US$3 billion, or 1%, compared with the prior quarter driven by 1% growth in business deposit volume, 4% growth in personal deposit volumes, while TD Ameritrade deposits remained relatively flat.

PCL for the quarter decreased US$50 million, or 32%, compared with the prior quarter, primarily due to lower provision for credit card loans and a recovery related to debt securities classified as loans. Personal banking PCL was US$100 million, a decrease of US$52 million, or 34%, from the prior quarter primarily due to a seasonal decline in credit card loan balances, lower provisions for home equity and small business loans, partially offset by higher provisions for residential mortgage loans. Business banking PCL was US$13 million, an increase of US$12 million, compared with the prior quarter primarily due to provisions for portfolio growth as business loans increased by 4%. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.3 billion, which was 1.1% of total loans as at April 30, 2015, flat compared with prior quarter. Net impaired debt securities classified as loans decreased US$32 million, or 4%, compared with the prior quarter.

Reported non-interest expenses for the quarter increased US$72 million, or 6%, compared with the prior quarter. Adjusted non-interest expenses for the quarter increased US$30 million, or 3%, compared with the prior quarter, primarily due to higher credit card program expenses and a one-time benefit in the prior quarter related to an elective early lump sum pension payout. Excluding these items, non-interest expenses decreased US$18 million primarily due to fewer days in the quarter and strong expense control.

The reported efficiency ratio for the quarter increased to 68.2%, compared with 62.5% in the prior quarter, while the adjusted efficiency ratio increased to 66.0%, compared with 62.5% in the prior quarter due to the lower revenue from fewer days in the quarter and higher expenses.

TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 12

Year-to-date comparison – Q2 2015 vs. Q2 2014

U.S. Retail net income for the six months ended April 30, 2015, on a reported basis was $1,219 million (US$1,012 million). U.S. Retail adjusted net income for the six months ended April 30, 2015, was $1,251 million (US$1,038 million), which included net income of $1,076 million (US$890 million) from the U.S. Retail Bank and $175 million (US$148 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings benefited from a strengthening of the U.S. dollar. The reported annualized return on common equity for the six months ended April 30, 2015, was 8.2%, compared with 8.5% for the same period last year. The adjusted annualized return on common equity for the six months ended April 30, 2015, was 8.4%, compared with 8.5% for the same period last year.

U.S. Retail Bank net income on a reported basis increased US$41 million, or 5%, compared with the same period last year. U.S. Retail Bank adjusted net income increased US$67 million, or 8%, compared with the same period last year, primarily due to lower PCL and strong organic growth, partially offset by lower gains on sales of securities. The contribution from TD Ameritrade of US$148 million increased US$13 million, or 10%, compared with the same period last year, primarily due to increased asset-based revenue and the favourable settlement of uncertain tax positions, partially offset by higher operating expenses.

Revenue was US$3,760 million, a decrease of US$61 million, or 2%, compared with the same period last year, primarily due to lower net interest income from credit card loans. Excluding Target, revenue increased primarily due to strong loan and deposit growth, partially offset by lower gains on sales of securities. Margin on average earning assets was 3.67%, a 13 bps decrease compared with the same period last year, primarily due to lower loan margins and strong deposit growth. Average loan volumes increased US$10 billion, or 10%, compared with the same period last year, with a 16% increase in business loans and a 4% increase in personal loans. Average deposit volumes increased US$9 billion, or 5%, compared with the same period last year driven by 5% growth in business deposits, 7% growth in personal deposits, and 3% growth in TD Ameritrade deposits.

PCL was US$258 million, a decrease of US$120 million, or 32%, compared with the same period last year, primarily due to lower provisions for credit card loans and auto loans. Personal banking PCL was US$252 million, a decrease of US$135 million, or 35%, compared with the same period last year, primarily due to lower provisions for credit card loans and auto loans. Business banking PCL was US$14 million compared to a recovery of US$15 million in the same period last year, primarily due to provisions for portfolio growth as business loans increased by 4%. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.45%, a decrease of 11 bps compared to the same period last year.

Reported non-interest expenses were US$2,458 million, an increase of US$20 million, or 1%, compared with the same period last year, primarily due to increased litigation expenses. Adjusted non-interest expenses were US$2,416 million, a decrease of US$22 million, or 1%, compared with the same period last year, primarily due to ongoing productivity savings, a prior quarter benefit from elective early lump sum pension payouts and lower revenue-share related expenses, partially offset by higher expenses to support growth and higher regulatory costs.

The reported efficiency ratio increased to 65.4%, compared with 63.8% for the same period last year and the adjusted efficiency ratio also increased to 64.3%, compared with 63.8% for the same period last year. The results were primarily driven by decreases in total revenue from the impact of Target and lower gains on sales of securities.

Business Outlook

For the remainder of 2015, we anticipate that economic growth will recover from the temporary weakness experienced at the beginning of the calendar year and normalize at a moderate, but variable, rate of growth. We expect low interest rates will continue with the potential for modest increases in the second half of the calendar year. Competition for loans and deposits will remain intense, credit will remain benign, and the regulatory environment continues to be challenging as the complexity of the regulatory framework keeps evolving and obligations on banks to comply and adapt increase. While strong growth in loans should result in increasing net interest income, loan mix could result in modest net interest margin compression over the remainder of the year. Expenses have been well managed, but we anticipate our full year expenses will be modestly higher compared to 2014. PCL will likely increase, as the high rate of recoveries is not expected to recur and the loan portfolio continues to grow. Given these assumptions, we plan for modest growth in earnings. We will continue to focus on delivering legendary customer service and convenience and deepening relationships across all distribution channels, making the necessary investments to support future growth and regulatory compliance, while maintaining our focus on productivity initiatives.

TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 13

TABLE 9: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2015	2015	2014	2015	2014
Net interest income (TEB)	$584	$597	$533	$1,181	$1,084
Non-interest income	200	114	145	314	312
Total revenue	784	711	678	1,495	1,396
Provision for credit losses	–	2	7	2	7
Non-interest expenses	447	433	405	880	816
Net income	$246	$192	$207	$438	$437

Selected volumes and ratios
Trading-related revenue[1]	$424	$380	$365	$804	$773
Common Equity Tier 1 (CET1) Capital risk-weighted assets
(billions of dollars)[2,3]	57	64	56	57	56
Return on common equity[4]	17.7%	13.0%	18.2%	15.3%	19.4%
Efficiency ratio	57.0	60.9	59.7	58.9	58.5
Average number of full-time equivalent staff	3,771	3,746	3,618	3,758	3,580
1	In the fourth quarter of 2014, the Bank implemented a funding valuation adjustment (FVA) in response to growing evidence that market implied funding costs and benefits are now considered in the pricing and fair valuation of uncollateralized derivatives. See Note 3 of the Interim Consolidated Financial Statements for further information on FVA.
2	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For the third and fourth quarters of 2014, the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA were 57%, 65%, and 77%, respectively. For fiscal 2015, the scalars are 64%, 71%, and 77%, respectively.
3	Prior to the first quarter of 2015, the amounts have not been adjusted to reflect the impact of the 2015 Standards and Amendments.
4	Effective November 1, 2014, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.

Quarterly comparison – Q2 2015 vs. Q2 2014

Wholesale Banking net income for the quarter was $246 million, an increase of $39 million, or 19%, compared with the second quarter last year due to higher revenue, partially offset by higher non-interest expenses and a higher effective tax rate. The annualized return on common equity for the quarter was 17.7%, compared with 18.2% in the second quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $784 million, an increase of $106 million, or 16%, compared with the second quarter last year. The increase in revenue was due to higher debt and equity underwriting activity from our continued focus on origination in Canada and the U.S., higher foreign exchange trading that benefited from stronger volumes, and higher interest rate and credit trading activity. Corporate lending revenue also increased on strong loan volume growth. The increase in revenue was partially offset by lower security gains in the investment portfolio.

PCL for the quarter decreased $7 million compared with the second quarter last year and consisted primarily of the accrual cost of credit protection.

Non-interest expenses for the quarter were $447 million, an increase of $42 million, or 10%, compared with the second quarter last year. The increase was primarily due to higher variable compensation commensurate with increased revenue and the impact of foreign exchange translation.

CET1 RWA were $57 billion as at April 30, 2015, an increase of $1 billion, or 2%, compared with April 30, 2014.

Quarterly comparison – Q2 2015 vs. Q1 2015

Wholesale Banking net income for the quarter increased $54 million, or 28%, compared with the prior quarter due to higher revenue, partially offset by higher non-interest expenses. The annualized return on common equity for the quarter was 17.7%, compared with 13.0% in the prior quarter.

Revenue for the quarter increased $73 million, or 10%, compared with the prior quarter. The increase in revenue was primarily due to higher interest rate and credit trading activity, and higher underwriting fees in Canada and the U.S. on stronger debt and equity capital markets activity. This was partially offset by lower security gains in the investment portfolio, and reduced equity and foreign exchange trading.

PCL for the quarter remained relatively flat compared with the prior quarter and consisted primarily of the accrual cost of credit protection.

Non-interest expenses for the quarter increased $14 million, or 3%, primarily due to higher variable compensation commensurate with increased revenue.

CET1 RWA were $57 billion as at April 30, 2015, a decrease of $7 billion, or 11%, compared with January 31, 2015. The decrease was primarily due to reduced exposures and the impact of foreign exchange translation.

Year-to-date comparison – Q2 2015 vs. Q2 2014

Wholesale Banking net income for the six months ended April 30, 2015, was $438 million, an increase of $1 million compared with the same period last year due to higher revenue, partially offset by higher non-interest expenses and a higher effective tax rate. The annualized return on common equity was 15.3%, compared with 19.4% in the same period last year.

Revenue was $1,495 million, an increase of $99 million, or 7%, compared with the same period last year. The increase in revenue was primarily due to stronger underwriting volumes in Canada and the U.S., higher corporate lending, and higher trading-related revenue.

PCL was $2 million, a decrease of $5 million compared with the same period last year, and consisted primarily of the accrual cost of credit protection.

Non-interest expenses were $880 million, an increase of $64 million, or 8%, compared with the same period last year. The increase was primarily due to higher initiative spend, the impact of foreign exchange translation and higher variable compensation commensurate with increased revenue.

Business Outlook

Overall, the global economy is showing signs of recovery and we continue to see momentum in capital markets. However, we remain cautious as a combination of evolving capital and regulatory changes, uncertainty over the outlook for interest rates, volatile energy markets, and the weaker Canadian dollar will continue to impact our business. While these factors will likely affect corporate and investor sentiment in the near term, we believe our diversified, integrated business model will continue to deliver solid results and grow our franchise. We remain focused on growing and deepening client relationships, being a valued counterparty, and managing our risks and productivity in 2015.

TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 14

TABLE 10: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2015	2015	2014	2015	2014
Net income (loss) – reported	$(417)	$(206)	$(93)	$(623)	$23
Adjustments for items of note[1]
Amortization of intangibles	65	63	63	128	124
Restructuring charges	228	–	–	228	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(15)	–	–	(15)	(19)
Gain on sale of TD Waterhouse Institutional Services	–	–	–	–	(196)
Total adjustments for items of note	278	63	63	341	(91)
Net income (loss) – adjusted	$(139)	$(143)	$(30)	$(282)	$(68)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(177)	$(172)	$(159)	$(349)	$(324)
Other	10	2	103	12	203
Non-controlling interests	28	27	26	55	53
Net income (loss) – adjusted	$(139)	$(143)	$(30)	$(282)	$(68)
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q2 2015 vs. Q2 2014

Corporate segment’s reported net loss for the quarter was $417 million, compared with a reported net loss of $93 million in the second quarter last year. Current quarter reported net loss includes restructuring charges of $337 million ($228 million after tax). Adjusted net loss was $139 million, compared with an adjusted net loss of $30 million in the second quarter last year. Adjusted net loss increased largely due to lower contribution from Other items, due to gains recognized in the second quarter last year. These included the gain on sale of TD Ameritrade shares ($46 million after tax), higher revenue from treasury and balance sheet management activities, releases for incurred but not identified credit losses related to the Canadian loan portfolio, and positive tax items. Net corporate expenses increased as a result of ongoing investment in enterprise and regulatory projects and productivity initiatives.

Quarterly comparison – Q2 2015 vs. Q1 2015

Corporate segment’s reported net loss for the quarter was $417 million, compared with a reported net loss of $206 million in the prior quarter. Current quarter reported net loss includes restructuring charges of $337 million ($228 million after tax). Adjusted net loss was $139 million, compared with an adjusted net loss of $143 million in the prior quarter. The decline in adjusted net loss was due to higher contribution from Other items, partially offset by an increase in net corporate expenses. Other items were favourable largely due to higher revenue from treasury and balance sheet management activities in the current quarter.

Year-to-date comparison – Q2 2015 vs. Q2 2014

Corporate segment’s reported net loss for the six months ended April 30, 2015, was $623 million, compared with a reported net income of $23 million in the same period last year. Current quarter reported net loss includes restructuring charges of $337 million ($228 million after tax). Adjusted net loss for the six months ended April 30, 2015, was $282 million, compared with adjusted net loss of $68 million in the same period last year. The increase in adjusted net loss was due to lower contribution from Other items and higher net corporate expenses. The unfavourable impact of Other items was due to the gains on sales of TD Ameritrade shares last year ($85 million after tax), lower revenue from treasury and balance sheet management activities, releases for incurred but not identified credit losses related to the Canadian loan portfolio, and positive tax items recognized last year. Net corporate expenses increased as a result of ongoing investment in enterprise and regulatory projects and productivity initiatives.

TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 15

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170

or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Access to Quarterly Results Materials

Interested investors, the media and others may view this second quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: http://www.td.com

Email: customer.service@td.com

TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 16

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on May 28, 2015. The call will be audio webcast live through TD's website at 3 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the second quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2015.jsp on May 28, 2015, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-204-9269 or 1-800-499-4035 (toll free).

The audio webcast and presentations will be archived at www.td.com/investor/qr_2015.jsp. Replay of the teleconference will be available from 6 p.m. ET on May 28, 2015, until June 30, 2015, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 8205367.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 10 million active online and mobile customers. TD had CDN$1 trillion in assets on April 30, 2015. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-7857

Ali Duncan Martin, Manager, Media Relations, 416-983-4412

TD BANK GROUP • SECOND QUARTER 2015 • EARNINGS NEWS RELEASE	Page 17